UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)(1)

                   MPLC, Inc. (f/k/a The Millbrook Press Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    600179105
                              ----------------------
                                 (CUSIP Number)

                           Wheatley Partners II, L.P.
                               80 Cuttermill Road
                              Great Neck, NY 11021
                            Telephone: (516) 773-1024

                                 With a copy to:

                             Michael R. Reiner, Esq.
                              Breslow & Walker, LLP
                                767 Third Avenue
                            New York, New York 10017
                            Telephone: (212) 832-1930
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 27, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Rubenstein

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]

                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF, OO

--------------------------------------------------------------------------------
5     CHECK F DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           0 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            943,678
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              0 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           943,678 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      943,678 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          3.3%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Irwin Lieber

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]

                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           0 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            943,678 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              0 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           943,678 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      943,678 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          3.3%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Fingerhut

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]

                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           25,857 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            957,678 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              25,857 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           957,678 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      983,535 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          3.4%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Seth Lieber

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]

                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, OO

--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           8,310 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              8,310 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       8,310 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0.03%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Jonathan Lieber

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]

                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           8,310 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              8,310 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       8,310 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0.03%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Pamela Fingerhut

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                            (a) [_]
                                                            (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF, OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           14,000 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            25,857 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              14,000 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           25,857 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      39,857 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          0.1%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Brian Rubenstein

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           4,000 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              4,000 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       4,000 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0.01%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Partners

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC, OO

--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      New York
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           0 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              0 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         0 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       PN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Marilyn Rubenstein

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           0 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              0 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         0 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------------------------------------------------------------------------------

CUSIP No. 600179105                      13D
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                InfoMedia Associates, Ltd.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      New York
--------------------------------------------------------------------------------

                       7   SOLE VOTING POWER
                           0 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      8   SHARED VOTING POWER
       Owned By            943,678 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         9   SOLE DISPOSITIVE POWER
         With              0 shares
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           943,678 shares
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      943,678 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          3.3%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO

--------------------------------------------------------------------------------

      This statement, dated December 27, 2005, constitutes Amendment No. 8 to the Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of MPLC, Inc. (f/k/a the Millbrook Press Inc.) (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

ITEM 1.     Security and Issuer.

            Item 1(c) is hereby amended as follows:

            (c)   MPLC, Inc. (f/k/a The Millbrook Press Inc.)
                  1775 Broadway
                  Suite 604
                  New York, New York 10019

ITEM 5.     Interests in Securities of the Issuer.

            Item 5(a) and (b) are hereby amended and restated as follows:

            (a) The following list sets forth the aggregate number and percentage (based on 28,698,870 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended October 31, 2005), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 27, 2005:

                                                            PERCENTAGE OF SHARES
                               SHARES OF COMMON STOCK          OF COMMON STOCK
NAME                              BENEFICIALLY OWNED         BENEFICIALLY OWNED
--------------------------------------------------------------------------------

Barry Rubenstein             943,678(2), (3)                        3.3%

Irwin Lieber                 943,678(2), (3)                        3.3%

Barry Fingerhut              983,535(2), (3), (4), (5)              3.4%

Seth Lieber                  8,310 (6)                             0.03%

Jonathan Lieber              8,310 (7)                             0.03%

Pamela Fingerhut             39,857(2), (4), (5)                    0.4%

Brian Rubenstein             4,000(8)                              0.01%

Woodland Partners            0                                        0%

Marilyn Rubenstein           0                                        0%

InfoMedia Associates, Ltd.   943,678 (2), (3)                       3.3%

---------------

(2) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.

(3) 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock. Accordingly, each of the reporting persons have shared voting and dispositive power with respect to an aggregate of 943,678 shares of Common Stock owned by the 21st Century Funds.

(4)   Includes 25,857 shares of Common Stock owned by Barry Fingerhut.

(5)   Includes  14,000  shares of Common  Stock owned by Pamela  Fingerhut.

(6)   Includes  8,310 shares of Common Stock owned by Seth Lieber.

(7)   Includes 8,310 shares of Common Stock owned by Jonathan Lieber.

(8)   Includes 4,000 shares of Common Stock owned by Brian Rubenstein


            (b) Barry Rubenstein, by virtue of being a shareholder, officer and director of Infomedia, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock.

            Irwin Lieber, by virtue of being a shareholder, officer and director of InfoMedia, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock.

            Barry Fingerhut has sole power to vote and to dispose of 25,857 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock. Barry Fingerhut, by virtue of being a shareholder, officer and director of InfoMedia and the husband of Pamela Fingerhut, may be deemed to have shared power to vote and to dispose of 957,678 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock.

            Seth Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, representing approximately 0.03% of the outstanding Common Stock.

            Jonathan Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, representing approximately 0.03% of the outstanding Common Stock.

            Pamela Fingerhut has sole power to vote and to dispose of 14,000 shares of Common Stock, representing approximately 0.04% of the outstanding Common Stock. Pamela Fingerhut, by virtue of being the wife of Barry Fingerhut, may be deemed to have shared power to vote and to dispose of 25,857 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

            Brian Rubenstein has sole power to vote and to dispose of 4,000 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

            InfoMedia Associates, Ltd., by virtue of being a general partner of 21st Century, T-E and Foreign, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock.

      Item 5(c), (d) and (e) are amended as follows:

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from February 25, 2005 through December 27, 2005, inclusive.

      On October 20, 2005, the Issuer issued a press release announcing that the bankruptcy administrator for the Issuer had informed the Issuer that he anticipated making a one-time cash distribution of approximately $0.45 per share of Common Stock eligible for such distribution, to shareholders of record as of October 31, 2005, subject to Bankruptcy Court approval of the satisfaction of negotiated creditors' claims. Effective as of December 2, 2005, a distribution of $0.464 per share of Common Stock was made for each share of Common Stock held by the reporting persons.

      On December 13, 2005, Woodland Partners sold 64,000 shares of the Common Stock of the Issuer at $0.02 per share, and on December 27, 2005, Woodland Partners sold 25,858 shares of the Common Stock of the Issuer at $0.03 per share.

      On December 15, 2005, Irwin Lieber sold 42,000 shares of the Common Stock of the Issuer at $0.03 per share, and on December 27, 2005, Irwin Lieber sold 25,858 shares of the Common Stock of the Issuer at $0.03 per share.

      On December 22, 2005, Barry Fingerhut sold 82,500 shares of the Common Stock of the Issuer at $0.03 per share.

      The sales of the shares of Common Stock of the Issuer described above were sold pursuant to open market sales.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Effective April 26, 2005, as a result of the Issuer reporting an increase in the number of shares of Common Stock outstanding (28,698,870 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-SB dated as of June 10, 2005), the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: February 8, 2006


                                    /s/ Barry Rubenstein
                                    ------------------------------------------
                                        Barry Rubenstein

                                    /s/ Irwin Lieber
                                    ------------------------------------------
                                        Irwin Lieber

                                    /s/ Barry Fingerhut
                                    ------------------------------------------
                                        Barry Fingerhut

                                    /s/ Seth Lieber
                                    ------------------------------------------
                                        Seth Lieber

                                    /s/ Jonathan Lieber
                                    ------------------------------------------
                                        Jonathan Lieber

                                    /s/ Pamela Fingerhut
                                    ------------------------------------------
                                        Pamela Fingerhut

                                    /s/ Brian Rubenstein
                                    ------------------------------------------
                                        Brian Rubenstein


                                    WOODLAND PARTNERS


                                    By:/s/ Barry Rubenstein
                                       ---------------------------------------
                                       Barry Rubenstein, General Partner


                                    /s/ Marilyn Rubenstein
                                    ------------------------------------------
                                        Marilyn Rubenstein

                                    INFOMEDIA ASSOCIATES, LTD.


                                    By:/s/ Irwin Lieber
                                       ---------------------------------------
                                       Irwin Lieber, Secretary and Treasurer

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